

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 31, 2008

Mr. Rodney Gaughan
Deutsche Bank Trust Company Americas, Trustee
Trust & Securities Services – GDS
60 Wall Street, 27th Floor
New York, NY 10005

      Re: Mesabi Trust
              Form 10-K for the fiscal year ended January 31, 2008
              Filed April 11, 2008
              File No. 1-04488

Dear Mr. Gaughan:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 31, 2008

Risk Factors Affecting CCI…, page 6

1. Expand your risk factor discussion to disclose that one of Northshore's pellet furnaces has in fact been idled, which you disclose on page fifteen, and to address the extent this idling has affected your royalty income.

Certain Relationships and Related Transactions, and Director Independence, page 8

2. It appears that Mr. Lareau is a related person and that the transactions involving his law firm, which total almost $700,000 over the past three years, require disclosure pursuant to Item 404 of Regulation S-K. Please explain your basis for concluding that Mr. Lareau is not a related person, or if that is not your position, then how you concluded that the transactions with Oppenheimer Wolff & Donnelly LLP do not require disclosure pursuant to Item 404

Gross Income, Expenses and Net Income, page 13

3. Expand your disclosure to address the nature of your legal expenses and why they vary given the limited operations of the trust.

Engineering Comments

Form 10-K for the fiscal year ended January 31, 2008

The Trust Estate, page 18

4. We note you reference Cliffs Natural Resource's, formerly Cleveland Cliffs Inc. ("CCI"), proven reserves for the Northshore Property as 303 million tons. Please disclose separately, both the proven and probable ore reserves, the annual production capacity, and note that the reserve estimate consists of standard equivalent pellets in long ton units of 2,240 pounds per long ton.

5. You refer to a report to the Trustees prepared by Scott Wilson Roscoe Postle, which summarized CCI's ore reserves on your trust lands. Please forward to our engineer as supplemental information, and not as part of your filing, a copy of this report, as required by Section C of Industry Guide 7, Rule 12b-4 of the Exchange Act. The information requested may include, but is not limited to:

   - Property and geologic maps

   - Description of your sampling and assaying procedures

   - Drill-hole maps showing drill intercepts

   - Representative geologic cross-sections and drill logs

   - Description and examples of your cut-off calculation procedures

   - Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans, including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files, and provide the name and phone number for a technical person our engineer may call if he has technical questions about your reserve estimates.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Mr. Rodney Gaughan
Mesabi Trust
September 23, 2008
Page 4

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comment s do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct your questions regarding engineering matters to Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Lucas